Form 40-F
period 2004-12-31
Glencairn Gold CORP
filed 2005-03-31
CIK 1311967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

OR

[X]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2004

Commission file number: 001-32412

_________________

GLENCAIRN GOLD CORPORATION
 (Exact name of registrant as specified in its charter)

Ontario (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

Martin Pomerance
Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177
(212) 415-9200
(Name, address (including zip code) and telephone number
(including area code) of agent for service in
the United States)	6 Adelaide Street, Suite 500 Ontario M5C 1H6, Canada (416) 860-0919 (Address and telephone number of registrant's principal executive offices)

_________________

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class: Common Shares, no par value	Name of Each Exchange On Which Registered: American Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2004, 154,397,809 Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.   [   ]  Yes 82-_____    [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    [X] Yes    [   ]No

RESOURCE AND RESERVES ESTIMATES

        All mineral resource and reserve estimates in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and mineral resource and reserve information herein may not be comparable to similar information concerning U.S. companies.

CONTROLS AND PROCEDURES

        The Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2004 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

        During the fiscal year ended December 31, 2004, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

AUDIT COMMITTEE FINANCIAL EXPERT

        The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that all the members of the Registrant’s audit committee satisfy the criteria for audit committee financial experts under the Exchange Act. The SEC has indicated that the designation of such directors as audit committee financial experts does not make such directors “experts” for any purpose, impose any duties, obligations or liability on such directors that are greater than those imposed on members of the board of directors who do not carry this designation.

CODE OF ETHICS

        The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant’s code of ethics is available to any person without charge, upon written request made to General Counsel at 6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6, Canada (416) 860-0919.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees payable to the Registrant’s independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2004, and December 31, 2003, totaled Cdn$541,350 and Cdn$202,232, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
(All in Canadian dollars)
Audit Fees	421,350	85,226
Audit Related Fees	50,000	50,179
Tax Fees	11,000	21,827
All Other Fees	59,000	45,000

TOTAL	541,350	202,232

Audit Fees

        These audit fees were for professional services rendered for the audits of the Registrant’s consolidated financial statements, review of interim financial statements included in the Registrant’s quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees

        These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, audits of the Registrant’s various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.

Tax Fees

        These tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, advisory services regarding common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and advisory services regarding restructurings, mergers and acquisitions.

All Other Fees

        Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

        The Registrant’s audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant’s management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings up to an aggregate of Cdn$25,000. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2004, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents, as at December 31, 2004, the Registrant’s known contractual obligations, aggregated by type of contractual obligation:

Payments due in

						2009
Description	Total	2005	2006	2007	2008	and later

Operating leases	$ 735,000	$ 352,000	$181,000	$ 77,000	$ 65,000	$ 60,000
Capital expenditures	2,847,000	2,847,000	--	--	--	--
Purchases obligations	4,000,000	4,000,000	--	--	--	--
Site reclamation and closure	5,250,000	1,474,000	79,000	81,000	82,000	3,534,000

	$12,832,000	$8,673,000	$260,000	$158,000	$ 147,000	$3,594,000

Operating leases are for premises and equipment.

Capital expenditures are for the construction of the Bellavista Mine.

Purchases obligations are for consumable supplies at the Limon Mine.

UNDERTAKINGS

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION /s/ Kerry J. Knoll Kerry J. Knoll President and Chief Executive Officer

Date:   March 30, 2005

EXHIBIT INDEX

        The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

99.1	Annual Information Form dated March 29, 2005

99.2	Audited financial statements of the Registrant, and the notes thereto for fiscal 2004 together with the report of the auditors thereon, including a U.S. GAAP reconciliation*

99.3	Management's Discussion and Analysis for fiscal 2004 *

99.4	Consent of PricewaterhouseCoopers LLP

99.5	Consent of H. Agnerian, P. Geo.

99.6	Consent of J. Cox, P. Eng.

99.7	Consent of Roscoe Postle Associates Inc.

99.8	Consent of Pincock, Allen & Holt Ltd.

99.9	Consent of K. Atkin, P. Geo.

99.10	Consent of M. Gareau, P. Geo.

99.11	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.12	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Included in the Form 6-K filed with the Securities and Exchange Commission on March 21, 2005