Form 40-F
period 2005-12-31
Glencairn Gold CORP
filed 2006-03-31
CIK 1311967

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

(Check one)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:  December 31, 2005   Commission file number 001-32412


                           GLENCAIRN GOLD CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



 Not Applicable                 Ontario                    Not Applicable
--------------------------------------------------------------------------------
(Translation of          (Province of other of             (I.R.S. Employer
Registrant's name     jurisdiction of incorporation         Identification
into English                or organization)             Number (if applicable))
(if applicable))

                                      1041
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))


          6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6,
                             Canada (416) 860-0919
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)



  Martin Pomerance, Dorsey & Whitney LLP, 250 Park Avenue, New York, NY 10177,
                               USA (212) 415-9200
--------------------------------------------------------------------------------
 Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered
-------------------                   -----------------------------------------
Common Shares, no par value                  American Stock Exchange
                                             Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form            [X]  Audited annual financial statements


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005, _________________ Common Shares without par value were outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[ ] Yes: 82-____________                    [X]    No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X]    Yes                                  [ ]    No

                         RESOURCE AND RESERVES ESTIMATES

     All mineral resource and reserve estimates in this Annual Report on Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and mineral resource and reserve information herein may not be comparable to similar information concerning U.S. companies.


                             CONTROLS AND PROCEDURES

     As of the end of the registrant's fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

     It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

                   INTERNAL CONTROLS OVER FINANCIAL REPORTING

     During the fiscal year ended December 31, 2005, there were no changes in the Registrant's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting (as defined in Rules13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

                        AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has reviewed the definition of "audit committee financial expert" under item 8(a) of General Instruction B to Form 40-F and determined that all the members of the Registrant's audit committee satisfy the criteria for audit committee financial experts under the Exchange Act. The SEC has indicated that the designation of such directors as audit committee financial experts does not make such directors "experts" for any purpose, impose any duties, obligations or liability on such directors that are greater than those imposed on members of the board of directors who do not carry this designation.

                                 CODE OF ETHICS

     The   Registrant  has  adopted  a  code  of  ethics  that  applies  to  the
Registrant's principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant's code of ethics is available to any person without charge, upon written request made to General Counsel at 6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6, Canada (416) 860-0919.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Fees payable to the Registrant's independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2005 and 2004, totaled Cdn$301,725 and Cdn$562,025, respectively, as detailed in the following table:

                                      Year ended                 Year ended
                                   December 31, 2005          December 31, 2004
                                   -----------------          -----------------

Audit Fees                            Cdn$258,725                Cdn$442,025
Audit Related Fees                    Cdn$43,000                 Cdn$50,000
Tax Fees                                  Nil                    Cdn$11,000
All Other Fees                            Nil                    Cdn$59,000
                                          ---                    ----------

TOTAL                                 Cdn$301,725                Cdn$562,025


Audit Fees

     These audit fees were for professional services rendered for the audits of the Registrant's consolidated financial statements, review of interim financial statements included in the Registrant's quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities

Audit-Related Fees

     These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the "audit fees" category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, audits of the Registrant's various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.

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

All Other Fees

     Fees disclosed in the table above under the item "all other fees" were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures


     The Registrant's audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant's management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant's senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee's charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for pre-approval between audit committee meetings up to an aggregate of Cdn$25,000. If the Chair approves any such engagements, he reports his approval decisions to the full audit committee at its next meeting. For the year ended December 31, 2005, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.


                         OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant's financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The  diclosure  provided  under the heading  "Contractual  Obligations"  in
Exhibit 99.3 hereto is incorporated by reference herein.

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

                                       GLENCAIRN GOLD CORPORATION



                                       /s/  Kerry J. Knoll
                                       -----------------------------------------
                                       Kerry J. Knoll
                                       President and Chief Executive Officer


Date:  March __, 2006

                                  EXHIBIT INDEX

         The following exhibits have been filed as part of the Annual Report:

  Exhibit      Description
  -------      -----------
    99.1       Annual Information Form dated March 29, 2006

    99.2 Audited financial statements of the Registrant, and the notes thereto for fiscal 2005 together with the report of the auditors thereon, including a U.S. GAAP reconciliation

    99.3       Management's Discussion and Analysis for fiscal 2005

    99.4       Consent of PricewaterhouseCoopers LLP

    99.5       Consent of K. Atkin

    99.6       Consent of M. Gareau

    99.7 Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

    99.8 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002