Form 40-F/A
period 2005-12-31
Glencairn Gold CORP
filed 2006-04-03
CIK 1311967

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F/A

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

As at December 31, 2005, 171,207,198 Common Shares without par value were outstanding.

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

[X]    Yes                                  [ ]    No

                                EXPLANATORY NOTE

     Due to a filing agent error, an incorrect version of the 40-F was on March 31, 2006.

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

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

This disclosure provided under the heading "Directors and Officers - External Auditor Service Fees" and "-Pre-Approval Policies and Procedures" in Exhibit
99.1 is incorporated by reference herein.


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


Date:  March 31, 2006

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