Form 40-F
period 2006-12-31
Glencairn Gold CORP
filed 2007-04-03
CIK 1311967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

6 Adelaide Street East, Suite 500

Toronto, Ontario

M5C 1H6

(416) 860-0919

(Address and telephone number of registrant’s principal executive offices)

Martin Pomerance, Dorsey & Whitney LLP
250 Park Avenue, Suite 500
New York, NY 10177
(212) 415-9200
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

Annual Information Form	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at
December 31, 2006
Common shares, no par value	240,591,698

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.     Yes        No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes               No

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation as of the end of the period covered by the report, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Treasurer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). The Registrant maintains disclosure controls and procedures designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation or reports that it files or submits under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2006 an evaluation was carried out for the first time, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as a result of a material weakness identified in the Registrant’s internal controls over financial reporting as described below, disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Registrant’s financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. During this process, management identified a material weakness in internal control over financial reporting as described below. A material weakness, as defined under standards established in the United States by the Public Company Accounting Oversight Board’s (“PCAOB”) Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements will no be prevented or detected.

Based on this evaluation, management has concluded that as of December 31, 2006 there were weaknesses identified in internal controls over financial reporting and that these deficiencies resulted in a more than remote likelihood that a material misstatement would not be prevented or detected. Specifically, management did not maintain effective controls over the Company’s financial reporting in accordance with United States generally accepted accounting principles (“US GAAP”). This control deficiency resulted in material audit adjustments to the Company’s US GAAP reconciliation note for the period ended December 31, 2006. Also, a control deficiency was identified in the Company’s corporate office accounting group’s review and approval process for recording journal entries in respect of the consolidating of the Company’s recently acquired Libertad operations. This control deficiency resulted in material audit adjustments to depreciation and depletion, property, plant and equipment and accounts payable and accrued liabilities. As a result, and based on the material weaknesses described above, management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2006.

During the fiscal year ended December 31, 2006, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

Management is currently evaluating the implementation of procedures that may be necessary to fully remediate the material weaknesses described above.

This evaluation excludes an evaluation of the internal controls over financial reporting for the businesses acquired during 2006 including the Company’s 100% interest in the Libertad Mine in Nicaragua and 60% interest in the Cerro Quema property in Panama from Yamana, that collectively represent $24,820,000 of consolidated total assets and $9,032,000 of consolidated revenues of the Company in its Consolidated Financial Statements as of and for the year ended December 31, 2006.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has reviewed the definition of “an audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that each member of the audit committee satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that this designation does not make each member of the audit committee a financial "expert" for any purpose, impose any duties, obligations or liability each member that are greater than those imposed on members of the board of directors who do not carry this designation.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to the Registrant’s principal executive officer, principal financial officer and principal accounting officer. A copy of Registrant’s code of ethics is available to any person on the Registrant’s website at www.glencairngold.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 66 of the Registrant’s Annual Information Form, which is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

/s/ Peter Tagliamonte

Peter Tagliamonte

President and Chief Executive Officer

Date: April 2, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form
99.2	Management’s Discussion and Analysis
99.3	Annual Financial Statements
99.4	Consent of Price Waterhouse Coopers LLP
99.5	Consent of M. Gareau
99.6	Consent of P. Lacroix
99.7	Consent of G. Speirs
99.8	302 Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
99.9	906 Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.